BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures









            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  3 )*
                                 ____

                General Motors Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.67)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         370442105
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 9 Pages
CUSIP No. 370442105                     Page 2 of 9 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, As Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary, Bankers Trust International PLC 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations; Bankers Trust
  International PLC is a London corporation

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       Bankers Trust New York
                 Corporation               29,500 shares
               Bankers Trust Company   34,619,972 shares
               Bankers Trust
                International PLC          89,000 shares
                                       34,738,472 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           Bankers Trust New York
                 corporation                    0 shares
               Bankers Trust Company       74,678 shares
               Bankers Trust
                International PLC               0 shares
                                           74,678 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           Bankers Trust New York
                 corporation               29,500 shares
               Bankers Trust Company   39,682,468 shares
               Bankers Trust
                International PLC          89,000 shares
                                       39,800,968 shares



CUSIP No. 370442105                     Page 3 of 9 Pages


PERSON        8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust New York
                 corporation                    0 shares
               Bankers Trust Company       82,453 shares
               Bankers Trust
                International PLC               0 shares
                                           82,453 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust New York
                 corporation               29,500 shares
               Bankers Trust Company   39,764,921 shares
               Bankers Trust
                International PLC          89,000 shares
                                       39,883,421 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    X

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust New York
                 corporation            0.0%
               Bankers Trust Company    5.3%
               Bankers Trust
                International PLC       0.0%
                                        5.3%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO
 CUSIP No. 370442105                     Page 4 of 9 Pages


               DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
     BANK) OR BANKERS TRUST INTERNATIONAL PLC (BTI)
IS,FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES  AND
EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE
BENEFICIAL OWNER OF THE  SECURITIES SET FORTH IN ITEM
4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its
wholly-owned subsidiary, Bankers Trust Company,           As
Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiary, Bankers Trust
International PLC.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York; Bankers
Trust International PLC is incorporated in England with its principal business office located in London.







CUSIP No. 370442105                     Page 5 of 9 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.67) of General
Motors Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             370442105

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company, and Bankers Trust
             International PLC

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

               As of December 31, 1994

      (a)    Amount Beneficially Owned:

              (i)
               Bankers Trust New York
                 corporation               29,500 shares
               Bankers Trust Company   39,764,921 shares
               Bankers Trust
                International PLC          89,000 shares
                                       39,883,421 shares

             (ii) Bankers Trust Company was also the record owner of 650,892 shares held by the Bank as Trustee of the GM Savings Stock Purchase Program for Salaried employees in the U.S.,Personal Savings Plan for Hourly employees in the U.S., Salaried and Hourly Rate Employees Retirement Plans, and Hughes Aircraft Company Master Retirement Trust (the
Plan) with respect to which the bank disclaims beneficial ownership.








CUSIP No. 370442105                     Page 6 of 9 Pages

The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank, BTI and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank, BTI and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.


          (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above
as to which the Bank and BTI acknowledges
beneficial ownership constitutes the
following percentages:
               Bankers Trust New York
                 corporation            0.0%
               Bankers Trust Company    5.3%
               Bankers Trust
                International PLC       0.0%
                                        5.3%
     The Common Stock as to which the Bank and BTI disclaims beneficial ownership constitutes 0.0% of the Issuers outstanding Common Stock.

             (c)  Number of shares as to which the Bank has:


         (i)  sole power to vote or to direct the
                 vote -
               Bankers Trust New York
                 corporation               29,500 shares
               Bankers Trust Company   34,619,972 shares
               Bankers Trust
                International PLC          89,000 shares
                                       34,738,472 shares





CUSIP No. 370442105                     Page 7 of 9 Pages


          (ii) shared power to vote or to direct the
                 vote -
               Bankers Trust New York
                 corporation                    0 shares
               Bankers Trust Company       74,678 shares
               Bankers Trust
                International PLC               0 shares
                                           74,678 shares

         (iii)sole power to dispose or to direct the
                disposition of -
               Bankers Trust New York
                 corporation               29,500 shares
               Bankers Trust Company   39,682,468 shares
               Bankers Trust
                International PLC          89,000 shares
                                       39,800,968 shares


         (iv)  shared power to dispose or to direct
                 the disposition of -
               Bankers Trust New York
                 corporation                    0 shares
               Bankers Trust Company       82,453 shares
               Bankers Trust
                International PLC               0 shares
                                           82,453 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             []

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
             ANOTHER PERSON:

             The Issuers Plan, and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor and BTI, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.



CUSIP No. 370442105                     Page 8 of 9 Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE
             GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

CUSIP No. 370442105                     Page 9 of 9 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:   Bankers Trust International, PLC


              /s/Claire Backhouse
By:              Claire Backhouse

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                            Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC